

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010



August 31, 2005

Erin C. Ross
Davis Polk & Wardwell
1600 El Camino Real
Menlo Park, CA 94025

Act: 1934
Section:
Rule: 14A-8
Public Availability: 8/31/2005

Re: Comcast Corporation
Incoming letter dated August 11, 2005

Dear Mr. Ross:

This is in response to your letter dated August 11, 2005 concerning the shareholder proposal submitted to Comcast by Charles C. Christiansen. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.





05065282

Sincerely,

Jonathan A. Ingram

Jonathan A. Ingram
Deputy Chief Counsel

Enclosures

cc: Charles C. Christiansen
3030 N. Mt Baker Circle
Oak Harbor, WA 98277

PROCESSED
SEP 15 2005
THOMSON
FINANCIAL

1166691

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August 11, 2005

Re: **Comcast Corporation - Shareholder Proposal of Charles C. Christiansen**

RECEIVED
2005 AUG 15 PM 3:36
OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

Office of Chief Counsel
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Ladies and Gentleman:

On behalf of our client, Comcast Corporation ("**Comcast**"), we respectfully request that the staff of the Division of Corporation Finance (the "**Staff**") confirm that it will not recommend any enforcement action to the Securities and Exchange Commission (the "**SEC**") if Comcast omits from its proxy statement and form of proxy for its 2006 Annual Meeting of Shareholders (collectively, the "**2006 Proxy Materials**") the shareholder proposal and statements in support thereof submitted by Charles C. Christiansen (the "**Christiansen Proposal**"). A copy of the proposal and related correspondence is enclosed as Attachment 1.

We have concluded that the Christiansen Proposal, which recommends that all holders of at least 100 shares of Comcast stock be granted a discount for Comcast services, may be omitted pursuant to Rule 14a-8(i)(7) on the grounds that it deals with a matter relating to Comcast's ordinary business operations, which does not otherwise have significant public policy implications.

Pursuant to Rule 14a-8(j), enclosed herewith are six copies of this letter and its attachments. Also in accordance with Rule 14a-8(j), a copy of this letter and its attachments are being mailed on this date to Mr. Christiansen, informing him of Comcast's intention to omit his proposal from the 2006 Proxy Materials. In accordance with Rule 14a-8(j), this letter is being submitted not less than 80 calendar days before Comcast will file its definitive 2006 Proxy Materials with the SEC.

Rule 14a-8(i)(7) – Proposal Relates to Ordinary Business Matters

Rule 14a-8(i)(7) allows exclusion of a shareholder proposal if it "deals with a matter relating to the company's ordinary business operations." The SEC has distinguished between proposals involving "business matters that are mundane in nature," which are properly excluded under Rule 14a-8(i)(7) and those which have "significant policy, economic or other implications inherent in them," which are beyond the scope of the exclusion. *See* Securities and Exchange Act of 1934 Release 12999 (November 22, 1976).

Comcast is a provider of cable, entertainment and communications products and services, principally involved in the development, management and operation of broadband cable networks and in the delivery of programming content. Determining pricing and discount policies for such products and services is a complex process and one of the most basic functions of management. Thus, decisions regarding discounted pricing are best determined by management rather than shareholders since only management can perform the analysis required to determine whether and to whom discounts should be offered.

The Staff has consistently supported the position that proposals regarding shareholder discounts on products or services may be omitted under Rule 14a-8(i)(7) because discount policies relate to the ordinary business operations of a company. *See, e.g.* Citigroup, January 10, 2003 (certain free banking services to holders of more than 500 shares), Chevron Corporation, February 22, 1999 (special gasoline pricing program for shareholders), Chrysler Corporation, January 16, 1996 (shareholder discount plan on Chrysler vehicles), the Walt Disney Company, September 27, 1993 (free membership to the Magic Kingdom Club for shareholders) and Compaq Computer Corporation, April 12, 1985 (special discount pricing for shareholders).

Since the Christiansen Proposal relates to discount policies for Comcast's services, an aspect of Comcast's ordinary business operations that does not otherwise have significant public policy implications, we believe that it may be excluded from Comcast's 2006 Proxy Materials under Rule 14a-8(c)(7).

Conclusion

For the reasons set forth above, we respectfully request that the Staff confirm that it will not recommend any enforcement action to the SEC if Comcast omits the Christiansen Proposal from its 2006 Proxy Materials. We would be happy to provide you with any additional information and answer any questions that you may have regarding this subject. Should you disagree with the conclusions set forth in this letter, we respectfully request the opportunity to confer with you prior to the determination of your final position. Please do not hesitate to call Bruce K. Dallas at (650) 752-2022 if we may be of any further assistance in this matter.

Very truly yours,



Erin C. Ross

cc: Charles C. Christiansen
TR UA 01-25-92 The Christiansen Family Trust

Arthur Block
Comcast Corporation

Jennifer Heller
Comcast Corporation

Bruce K. Dallas
Davis Polk & Wardwell

Attachment 1

July 12, 2005

Mr. Arthur R. Block
Secretary, Comcast Corporation
1500 Market Street
Philadelphia, PA 19102-2148

Sir:

I wish to enter a stockholder proposal for the Dec. 9, 2005 meeting. My stockholders account number is 14850288 and I own 395 shares of Comcast under the name of Charles C. Christiansen & Myra L. Christiansen TR UA 01-25-92.

My proposal and the reason for offering it is as follows:

Since Comcast does not pay a stock dividend is is proposed that all holders of at least 100 shares be granted a discount for Comcast services, either for cable TV, Hi speed internet or both. This discount being somewhat similar to that offered by AT&T for internet services.

Since High Speed Internet services have become extremely competitive and Satelitte TV is confronting Comcast in the marketplace, the discount would make Purchase of the stock more attractive and give present stockholders an incentive to increase holdings in the stock.

Sincerely Yours

Charles C. Christiansen
3030 N. Mt Baker Circle
Oak Harbor, Wa. 98277
Tel: 360 679 3815

July 22, 2005

Re: **Comcast Corporation - Shareholder Proposal**

Charles C. Christiansen
3030 N. Mt. Baker Circle
Oak Harbor, WA 98277

Dear Mr. Christiansen:

Thank you for your letter dated July 12, 2005 regarding your proposal for price discounts on Comcast Corporation ("**Comcast**") services for all holders of at least 100 shares of Comcast stock.

I am writing this letter to advise you that we have reviewed your proposal in light of Rule 14a-8 of the Securities Exchange Act of 1934, which governs shareholder proposals, and have concluded based on that review that because establishing pricing policy is a matter relating to Comcast's "ordinary business operations," your proposal is not a proper subject matter for a shareholder proposal. See Rule 14a-8(i)(7). In cases of shareholder proposals relating to shareholder discounts, the staff of the Securities and Exchange Commission (the "**SEC**") has consistently permitted issuers to exclude such proposals from their proxy materials. See e.g. Citigroup, dated January 10, 2003 (certain free banking services to holders of more than 500 shares), Chevron Corporation, dated February 22, 1999 (special gasoline pricing program for shareholders), Chrysler Corporation, dated January 16, 1996 (shareholder discount plan on Chrysler vehicles), the Walt Disney Company, dated September 27, 1993 (free membership to the Magic Kingdom Club for shareholders) and Compaq Computer Corporation, dated April 12, 1985 (special discount pricing for shareholders). As such, Comcast intends to seek to exclude your proposal from its proxy materials for its 2006 Annual Meeting of Shareholders unless you withdraw your proposal on or before August 9, 2005.

In order to avoid the time and expense associated with the SEC no-action letter process, we kindly request that you withdraw your proposal by signing, dating and returning the enclosed letter.

In addition to the substantive basis for exclusion of your proposal described above, this letter serves as notice that you have not fulfilled the eligibility requirements under Rule 14a-8(b). While we have been able to confirm that you have met the one year holding requirement, you are additionally required under Rule 14a-8(b)(2) to provide us with a written statement that you intend to continue to hold your Comcast stock through the date of the shareholder meeting. As indicated under Rule 14a-8(f)(1), you have 14 calendar days from the date you receive this letter to correct this eligibility deficiency.

I have enclosed a copy of Rule 14a-8 for your reference. We sincerely thank you for your interest in Comcast and for your consideration of our request for you to withdraw your proposal. Should you wish to discuss this further, please do not hesitate to contact me at (215) 981-7564.

Very truly yours,

Arthur R. Block
Senior Vice President, General Counsel
and Secretary

Mr. Arthur R. Block
Secretary Comcast Corp
1500 Market Street
Philadelphia 19102-2148

Dear Mr. Block:

This letter is to notify you that I will not repeat NOT withdraw my shareholder proposal, dated July 12, 2005.

Be advised that my shareholder account number is 148250288, I own 395 shares of Comcast class A stock issued on 11/18/2002, and I do not plan to sell my stock prior to the next meeting.

Sincerely

Charles C. Christiansen trustee
Charles C Christiansen & Myra L. Christiansen
TR UA 01-25-92 THE CHRISTIANSEN FAMILY TRUST
3030 N MT BAKER CIRCLE
OAK HARBOR, WA 98277-9064

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

August 31, 2005

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Comcast Corporation
Incoming letter dated August 11, 2005

The proposal provides that "all holders of at least 100 shares be granted a discount for Comcast services, either for cable TV, Hi speed internet or both."

There appears to be some basis for your view that Comcast may exclude the proposal under rule 14a-8(i)(7), as relating to Comcast's ordinary business operations (i.e., discount pricing policies). Accordingly, we will not recommend enforcement action to the Commission if Comcast omits the proposal from its proxy materials in reliance on rule 14a-8(i)(7).

Sincerely,



Robyn Manos
Special Counsel